200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

July 1, 2021 FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83 The entity requesting confidential treatment is:	FIRM / AFFILIATE OFFICES
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Milan

Sight Sciences, Inc.

4040 Campbell Ave. Suite 100

Menlo Park, CA 94025

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Sight Sciences, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND KITEWORKS DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sasha Parikh
Brian Cascio

Re: Sight Sciences, Inc. | Anticipated Price Range and Share-Based Compensation | Registration Statement on Form S-1 (File No. 333-257320)

July 1, 2021

Ladies and Gentlemen:

On behalf of Sight Sciences, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on April 9, 2021, resubmitted the Registration Statement to the Commission on May 24, 2021, and subsequently filed the Registration Statement with the Commission on June 23, 2021. The purpose of this letter is to respond to an oral request from the Staff relating to share-based compensation that was provided to counsel to the Company by the Staff on June 29, 2021. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery.

IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] to $[***] per share (the “Price Range”) for its IPO, with a midpoint of $[***] per share (the “Preliminary Assumed IPO Price”). This range implies a pre-money equity valuation for the Company of approximately $[***] million to $[***] million. The share numbers, Price Range, Preliminary Assumed IPO Price, exercise prices and fair values herein do not take into account a [***]-for-1 forward stock split that the Company intends to implement in connection with the IPO.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of generally comparable companies;

•	business developments impacting the Company; and

•

input received from the lead underwriters, including discussions that took place on June 28, 2021 among senior management of the Company, certain members of the Company’s Board of Directors (the “Board”) and representatives of the lead underwriters.

In determining the Price Range, the underwriters focused on a number of factors they deemed relevant in providing their recommendation.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company will include the Price Range in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the common stock may change. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% (based on the top end of the Bona Fide Price Range). The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process.

Historical Determinations of Fair Value and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees and nonemployees of the Company is measured at the date of grant based on the fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used.

The Board intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying the Company’s stock options was initially determined at each grant date by the Board and was supported by periodic independent third-party valuations. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board exercised significant judgment and considered numerous objective and subjective factors, to make a reasonable determination of the fair value of the common stock based on the information known to the Company and the Board on the date of grant. The Company’s use of linear interpolation between two valuation dates is an appropriate methodology by which to determine the fair value per share for financial reporting purposes because the Company did not identify any single event or series of events that occurred during these periods that resulted in the increase in fair value but rather a series of events related to exceeding the Company’s financial targets, as well as consideration of the Company’s progress toward a liquidity event.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, as described herein and on pages 116, 117 and 118 of the Registration Statement. As discussed below, the methodologies used by the Company and a third-party valuation firm to determine the total equity value of the Company included the income approach and market approach. After determining total equity value, the Company and the third-party valuation firm utilized the option pricing method (the “OPM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock.

The following table summarizes the valuation dates and resulting valuations used for stock option grants and the fair value determination for stock-based payments since December 31, 2020:

Valuation Date	Valuation Allocation Methodology	Estimated Fair Value per Share of Common Stock
November 30, 2020	OPM	$13.76
March 31, 2021	OPM	$19.65

The assumptions used in each valuation to determine the fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	external market conditions affecting the Company’s industry and trends within the Company’s industry;

•	the impact on the Company and the medical device industry and general economy of the COVID-19 pandemic;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples and other metrics;

•

the Company’s financial position, including cash on hand and the magnitude and timing of required payments to third-party lenders, and the Company’s historical and forecasted performance and operating results;

•	the terms of the Company’s preferred stock relative to the terms of the Company’s common stock, including any dividends payable in cash or stock, as the case may be, in the event of an IPO;

•

the estimated likelihood of achieving a liquidity event for the Company’s shares of common stock, such as an IPO, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event; and

•	the lack of an active public market for the Company’s common stock and preferred stock.

The Company’s most recent round of redeemable convertible preferred stock financing was completed in November 2020. In November 2020 the Company issued and sold approximately 1.1 million shares of Series F preferred stock at a price per share of $21.8779 (the “Series F Financing”).

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

The Series F Financing was considered to be an arm’s-length transaction due to participation of new investors in the financing.

Methodology of Determination of Estimated Value

The Company, with the assistance of a third-party valuation firm, estimated the equity value of the Company’s business on a minority, non-marketable basis using income and market approaches. The valuation approaches used at each valuation date were a weighted combination of the income approach and the market approach.

Under the income approach, the discounted cash flows method (the “DCF Method”) was used to determine a present value of estimated cash flows over a forecast period-based management forecasts of financial results, including revenue, and included a terminal value at the end of the forecast period.

Under the market approach, the valuations considered the guideline public company approach (the “GPCA”). The market approach is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. In determining appropriate multiples to apply to the Company, the Company, with the assistance of a third-party valuation firm, considered the Company’s size, risk and profitability compared to the guideline public companies as well as certain reports from the Company’s lead underwriter.

These valuation approaches are described in detail under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation and Fair Value of Common Stock” on pages 116, 117 and 118 of the Registration Statement.

Allocation of Estimated Value to Common Stock

The Company, with the assistance of a third-party valuation firm, used the OPM to allocate equity value determined under the valuation methods described above across the various classes and series of the Company’s capital stock.

Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class, and the estimated fair values of the preferred and common stock are inferred by analyzing these options using a Black-Scholes option-pricing model, with an assumed option term consistent with management’s expected time to an IPO event and a volatility assumption based on the estimated stock price volatility of comparable public companies over a similar term.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

Illiquidity Discount

In determining the estimated fair value of the common stock as of each grant date, the Board also considered that the common stock is not currently freely tradable in the public markets. Therefore, the estimated fair value of the common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.

Summary of Equity Awards and Determinations of Fair Value

Since December 31, 2020, the Board has approved grants of the following equity awards to the Company’s employees, consultants and directors.

Grant Date	Number of Shares Underlying Stock Option Grant	Exercise Price Per Share(1)	Fair Value Per Share(2)
09-Feb-2021	107,250	$13.76		$17.22
23-Feb-2021	6,000	$13.76		$17.90
25-May-2021	1,056,250	$21.92	$	[***	](3)

1.

At the time of this option grant, the Board determined the exercise price of the Company’s common stock, in part, after taking into account the Company’s most recently available independent third-party valuation of its common stock as of such grant date, as well as the other objective and subjective criteria identified on page 96 of the Registration Statement.

2.

Solely for financial reporting purposes, the fair value of the Company’s common stock at the date of each grant was determined using linear interpolation between two valuation dates, as further described below.

3.

With respect to the option grants in May 2021, for financial reporting purposes, the Company expects to, using hindsight, interpolate the fair value on a straight-line basis from the March 2021 Valuation to the valuation of the IPO assuming the Preliminary IPO Midpoint.

The following include the key considerations in determining the fair value of the Company’s common stock at each valuation date.

November 2020 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of November 30, 2020 (the “November 2020 Valuation”). The valuation used a weighted combination of the DCF Method (50% weighting) and the GPCA (50% weighting) to estimate total equity value of $260.5 million.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

The OPM was then used to allocate the estimated equity value to the Company’s common stock, assuming an option terms of 0.58 year and 2.58 years for the IPO and no IPO scenarios. The analysis applied a risk-free interest rate of 0.08% and 0.18% for the IPO and no IPO scenarios, respectively, an equity volatility rate of 55.9% and 65.6% for the IPO and no IPO scenarios, respectively, and a DLOM of 9.5% and 27.5% for the IPO and no IPO scenarios, respectively, resulting in a fair value of common stock of $13.76 per share. The Company used linear interpolation between November 2020 and March 2021 valuation dates to determine the fair value of common stock for the financial reporting purposes. As a result, the Company determined common stock fair value of $17.22 per share for February 12, 2021 grants and $17.90 for February 23, 2021 grants.

On February 12, 2021 and February 23, 2021 the Board, after taking into account the November 2020 Valuation, relevant business conditions, and the Company’s financial performance, determined to grant options to purchase 107,250 and 6,000 shares of common stock, each with an exercise price of $13.76 per share.

March 2021 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of March 31, 2021 (the “March 2021 Valuation”). The valuation used a weighted combination of the DCF Method (50% weighting) and the GPCA (50% weighting) to estimate total equity value of $321.9 million.

The OPM was then used to allocate the estimated equity value to the Company’s common stock, assuming an option terms of 0.25 year and 2.25 years for the IPO and no IPO scenarios. The analysis applied a risk-free interest rate of 0.03% and 0.21% for the IPO and no IPO scenarios, respectively, an equity volatility rate of 46.8% and 60.7% for the IPO and no IPO scenarios, respectively, and a DLOM of 5.3% and 25.0% for the IPO and no IPO scenarios, respectively, resulting in a fair value of common stock of $19.65 per share.

The increase in the estimated value of the Company’s common stock from $13.76 per share in the November 2020 Valuation to $19.65 per share in the March 2021 Valuation was due to the relatively higher weighting for IPO Scenario, and the March 2021 clearance of the OMNI Surgical System by the FDA for an expended use.

Linear Interpolation

As noted above, for financial reporting purposes, linear interpolation was used to calculate the grant date fair value for the grants in February and the Company intends to use linear interpolation for the May grants based on the March 2021 Valuation and the Preliminary Assumed IPO Price. The Company believes that a linear interpolation is appropriate, in each instance, as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors led to the changes in the fair value of the underlying common stock, including the factors described below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

Company and Market Developments from Previous Common Stock Valuations to IPO Price Range

The IPO Price Range reflects several important Company developments and broader equity market inputs and conditions which were not reflected in any of the Company’s November 2020 or March 2021 Valuations. Specifically, these included:

•

The Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock and the interpolated values above, which were impacted by multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than in its IPO.

•

The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the November 2020 and March 2021 Valuations and the interpolated fair values.

•

The Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding preferred stock of the Company will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

Since November 2020, more than 76 healthcare companies completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

•

Since November 2020, the Company has taken several steps towards the completion of an IPO, including (i) confidentially submitting its draft registration statement on Form S-1 to the Commission on April 9, 2021 and (ii) publicly filing the Registration Statement with the Commission on June 23, 2021.

•	On June 21, 2021, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

•

On March 1, 2021, the FDA authorized the use of the OMNI Surgical System, which comprised 94% of the Company’s revenues during 2020, “for canaloplasty (microcatheterization and transluminal viscodilation of Schlemm’s canal) followed by trabeculotomy (cutting of trabecular meshwork) to reduce intraocular pressure in adult patients with primary open–angle glaucoma”. The Company believes that this indication for use is a major differentiator of OMNI versus competitive products in its industry and the conclusion of the application process enabled the Company to more openly market the device’s benefits to patients and surgeons with respect to efficacy and safety than the Company was able to under its previous “label”. The outcome of the Company’s submission to obtain this indication for use was not known or predictable until March 1, 2021 and therefore was incorporated into the March 2021, but not the November 2020 Valuation.

•

The Company achieved record revenue growth in the second quarter of 2021 due, in large part, to the operating benefits from OMNI’s expanded indication for use. In particular, the Company estimates it will generate revenues of over $12.2 million, representing over 40% sequential growth over its first quarter 2021 revenues of $8.6 million. This greater than $3.6 million of sequential revenue growth compares very favorably to the Company’s sequential growth in the fourth quarter of 2020 and first quarter of 2021 of $340 thousand and negative $356 thousand, respectively. The growth acceleration is beyond any previous Company forecasts or budgets and the Company believes supports a higher valuation. The second quarter 2021 results were not reflected in any of the previous common stock valuations performed for the Company.

The Company believes that the remaining difference between the interpolated fair value which will used for purposes of the May stock option grants and the Preliminary Assumed IPO Price is attributed to the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage, and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the Underwriters.

CONCLUSION

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the interpolated per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

* * * * *

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.

July 1, 2021

The Company respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to Paul Badawi, President and Chief Executive Officer, Sight Sciences, Inc., 4040 Campbell Ave., Suite 100 Menlo Park, CA 94025, (650) 752-2000, before it permits any disclosure of the underlined and highlighted information contained in this letter.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (617) 948-6027. Thank you for your assistance.

Sincerely,

/s/ Wesley C. Holmes
Wesley C. Holmes

of LATHAM & WATKINS LLP

cc:	Paul Badawi, Sight Sciences, Inc.

Jesse Selnick, Sight Sciences, Inc.

Peter N. Handrinos, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SIGHT SCIENCES, INC.